SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S 76 CABIN CREW BASES AGREE 5 YEAR PAY DEALS

ALL 76 PILOT AND CABIN CREW BASES HAVE NOW AGREED 5 YEAR PAY DEALS

Ryanair, Europe's favourite airline, today (20 Jan) announced that it has negotiated 5 year pay and conditions deal with all of its 76 cabin crew bases across Europe, following the successful conclusion of similar 5 year deals at all 76 pilot bases.  Following weeks of direct negotiations between Ryanair and its elected cabin crew representatives, using long established collective bargaining structures, Ryanair's cabin crew at all of its 76 bases have voted (by over 90%) to accept new 5 year pay agreements which will deliver:

- Guaranteed pay and allowance increases over the next 5 years

- Improved rosters with 5 days on, 3 days off (a bank holiday every week)

- Improved sickness benefits

- New cabin crew uniforms from 1st Feb

- More crew promotions as Ryanair embarks on an 8 year, 400 new aircraft order

The successful conclusion of these deals means that both pilots and cabin crew at all 76 Ryanair bases have now secured improved pay and condition deals which will provide them with increased pay benefits and job security over the next 5 years.

Ryanair's Chief People Officer, Eddie Wilson said:

"The last 12 months have been an extremely busy period for Ryanair's people. We rolled out Year 2 of our "Always Getting Better" programme, while delivering increased load factors and industry leading traffic growth. We have also been working hard behind the scenes with our people to negotiate improved pay and working condition deals for all our frontline pilots and cabin crew.

The fact that Ryanair can use our improving financial performance to improve the pay and conditions of our frontline crew underlines the long standing success of Ryanair's collective bargaining model, which continues to deliver improved pay and conditions as well as job security for our pilots and cabin crew at a time when their counterparts in many other European airlines are facing job, pay and pension cuts or are engaged in industrial action to avoid such cuts."

ENDS

For further information
please contact:	Robin Kiely Ryanair Ltd Tel: +353-1-9451949 press@ryanair.com	Joe Carmody Edelman Ireland Tel: +353-1-6789 333 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 January, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary